

March 26, 2009

Mr. John L. Boylan
Treasurer, Vice President, Assistant Secretary,
Chief Financial Officer and Director
Lancaster Colony Corporation
37 West Broad Street
Columbus, OH 43215

> **Re:** **Lancaster Colony Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed August 29, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed October 15, 2008**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2008**
> **Filed February 9, 2009**
> **Response Letter Dated February 27, 2009**
> **File No. 000-04065**

Dear Mr. Boylan:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2008

Notes to Consolidated Financial Statements, page 36

Note 18 – Business Segment Information, page 55

1.   Your response to prior comment number 11, from our letter dated January 30, 2009, indicates, in part, that you have disclosed net sales for foodservice and retail in response to the requirements of SFAS 131, paragraph 37. However, foodservice and retail appear to represent groupings of similar customer types or marketing channels, and not similar products. In this regard, we note the following disclosure from the segment footnote in your most recent Form 10-K:

     Salad dressings, sauces, croutons, frozen pasta and egg noodles, frozen bread products and frozen yeast rolls are sold to both retail and foodservice markets.

This disclosure raises two concerns regarding your current presentation of product information. First, it indicates that certain products are included in both retail and foodservice. We would not expect that a presentation based on products would include the same products in more than one category. Second, the disclosure identifies retail and food service as *markets* (emphasis added), rather than groupings of similar products.

Given the factors described above, the disclosure of net sales for foodservice and retail does not appear to address the requirements of SFAS 131, paragraph 37. Rather, based on the information contained in Note 1 to your response letter, it appears that a presentation based on legal entities would be more consistent with those requirements.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Donald F. Delaney, at (202) 551-3863, or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489, if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue, at (202) 551-3579, Michael E. Karney, at (202) 551-3847, or me, at (202) 551-3740, with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director